                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-22513

                                     [LOGO]

                         AES CHINA GENERATING CO. LTD.
                          3/F (W), GOLDEN BRIDGE PLAZA
                         NO. 1(A) JIANGUOMENWAI AVENUE
                   BEIJING 100020, PEOPLE'S REPUBLIC OF CHINA

           NOTICE OF RESCHEDULED SPECIAL CLASS MEETING OF HOLDERS OF
          CLASS A COMMON STOCK AND RESCHEDULED SPECIAL GENERAL MEETING
                  OF SHAREHOLDERS TO BE HELD ON APRIL 10, 1997

To Our Shareholders:

     Notice is hereby given that a Special Class Meeting of Holders of Class A Common Stock (the "Class A Meeting") of AES China Generating Co. Ltd., a Bermuda company ("AES Chigen"), and a Special General Meeting of the Shareholders (the "Special Meeting") of AES Chigen, will be held at 1001 North 19th Street, Arlington, Virginia 22209, on April 10, 1997. The Class A Meeting will commence at 9:30 a.m., local time, and the Special Meeting will commence immediately after the conclusion of the Class A Meeting. The Class A Meeting and the Special Meeting were originally scheduled to be held on March 31, 1997. The Class A Meeting and the Special Meeting, and any adjournments or postponements thereof, are being held for the following purpose:

          To consider and vote upon the adoption and approval of the Amended and Restated Agreement and Plan of Amalgamation dated as of November 12, 1996 (the "Amalgamation Agreement") among AES Chigen, The AES Corporation, a Delaware corporation ("AES"), and AES Acquisition Co. Ltd., a Bermuda company and a wholly-owned subsidiary of AES ("AES Sub"), pursuant to which AES Sub will amalgamate with and into AES Chigen (the "Amalgamation"), and each share of AES Chigen Class A Common Stock outstanding immediately prior to the Amalgamation will be canceled in consideration of the right to receive a fraction of a share of Common Stock, par value $0.01 per share, of AES, determined as provided in the Amalgamation Agreement.

     The Board of Directors of AES Chigen has determined that the Amalgamation is in the best interests of the holders of Class A Common Stock. For purposes of sec. 106 of the Companies Act 1981 of Bermuda, as amended, it has been determined that the fair value of the AES Chigen Class A Common Stock is $13.05 which is the minimum value per share to be received by holders of AES Chigen Class A Stock in the Amalgamation. Holders of AES Chigen Class A Common Stock who do not vote in favor of the Amalgamation will have the right to seek an appraisal of the fair value of their shares in connection with the completion of the Amalgamation. See "Rights of Dissenting Shareholders" found on page 48 of the Proxy Statement/Prospectus dated February 28, 1997, relating to the Class A Meeting and the Special Meeting, as amended and supplemented by the accompanying Supplement dated March 25, 1997.

     Holders of Class A Common Stock and shareholders of record at the close of business on February 18, 1997 will be entitled to notice of, and to vote at, the Class A Meeting and the Special Meeting, respectively, and any adjournments or postponements thereof. Whether or not you plan to attend, please sign, date and return the enclosed proxy in the postage-paid envelope provided. The prompt return of your proxy will assist us in preparing for the Class A Meeting and the Special Meeting.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ Jeffery A. Safford
                                       JEFFERY A. SAFFORD
                                       Vice President,
                                       Chief Financial Officer
                                       and Secretary
March 25, 1997

                             YOUR VOTE IS IMPORTANT

           WHETHER OR NOT YOU EXPECT TO ATTEND THE CLASS A MEETING OR
         THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED
                  PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

            THE BOARD OF DIRECTORS OF AES CHINA GENERATING CO. LTD.
         UNANIMOUSLY RECOMMENDS THAT HOLDERS OF THE AES CHIGEN CLASS A
             COMMON STOCK AND THE SHAREHOLDERS VOTE TO APPROVE AND
                       ADOPT THE AMALGAMATION AGREEMENT.

SUPPLEMENT

ISSUED MARCH 25, 1997

                                PROXY STATEMENT
                                  (SUPPLEMENT)

                         AES CHINA GENERATING CO. LTD.

                                   PROSPECTUS

                                  (SUPPLEMENT)

                              THE AES CORPORATION
                            ------------------------

     This Supplement amends and supplements the Proxy Statement/Prospectus dated February 28, 1997 (the "Proxy Statement/Prospectus"), relating to the Special Class Meeting of Holders of AES China Generating Co. Ltd. ("AES Chigen") Class A Common Stock (the "Class A Meeting") and the Special General Meeting of the Shareholders of AES Chigen (the "Special Meeting"), both of which were originally scheduled to be held on Monday, March 31, 1997 for the purpose of approving and adopting the Amended and Restated Agreement and Plan of Amalgamation, pursuant to which AES Acquisition Co. Ltd. ("AES Sub"), a Bermuda company and wholly-owned subsidiary of The AES Corporation ("AES"), would be amalgamated with and into AES Chigen. Shareholders may obtain an additional copy of the Proxy Statement/Prospectus free of charge by calling Corporate Investor Communications, Inc. at 1-201-896-1900. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement/Prospectus.

     The Class A Meeting and the Special Meeting have been rescheduled and will be held on Thursday, April 10, 1997 at the time and place and for the purposes specified in the accompanying notice. Holders of AES Chigen Class A Common Stock and AES Chigen shareholders of record at the close of business on February 18, 1997 will be entitled to notice of, and to vote at, the Class A Meeting and the Special Meeting, respectively, and any adjournments or postponements thereof.

     This Supplement, the attached notice of the Class A Meeting and the Special Meeting, and the enclosed form of proxy were first mailed to AES Chigen's shareholders on or about March 25, 1997.

                            SUPPLEMENTAL INFORMATION

     In the section of the Proxy Statement/Prospectus entitled "Recent Developments -- AES Chigen," an error was made in the statement on page 69 regarding AES Chigen's net income for the fiscal year ended November 30, 1996; the correct figure is $4.1 million. On January 31, 1997, AES Chigen issued a press release in which it announced net income for the year ended November 30, 1996 of $4.1 million or $0.26 per share, compared to net income of $2.1 million or $0.12 per share for 1995. Revenues for fiscal year 1996 amounted to $9.2 million compared to $1.4 million for fiscal year 1995. The increase in net income for the year was primarily driven by AES Chigen's Wuxi Tin Hill facility and by lower development expenses. Net income was offset in part by expenses incurred (in the amount of approximately $1.4 million) in pursuing the proposed amalgamation with AES. In addition, the press release disclosed the announcement by AES on January 30, 1997 that it was increasing its offer to the holders of AES Chigen Class A Common Stock by removing the possibility of a downward adjustment to the 0.29 Exchange Ratio in the proposed Amalgamation in the event that the price for AES Common Stock trades above $50 per share.

     In the lawsuit described in "Risk Factors -- AES Risk Factors -- Litigation Concerning the Amalgamation" found on page 15 and in "Recent
Developments -- Certain Litigation in Respect of the Amalgamation" found on page 70 of the Proxy Statement/Prospectus, an amended complaint was filed by the plaintiff on March 7, 1997. The amended complaint seeks preliminarily and permanently to enjoin AES from acquiring the outstanding shares of AES Chigen which it does not already own. In addition, the amended complaint seeks unspecified damages, including attorneys' fees and costs. Plaintiff's amended complaint supplements the prior complaint and asserts claims that, among other things, AES breached its duty of candor to the plaintiff class by issuing a materially false, misleading and omissive Proxy Statement/Prospectus, which was filed with the Securities and Exchange Commission on February 28, 1997 and furnished in connection with the solicitation of proxies by the Board of Directors of AES Chigen. On March 13, 1997, counsel for the parties reached an agreement in principle to resolve the lawsuit, subject to court approval and the satisfaction of certain other conditions.

     The sections of the Proxy Statement/Prospectus entitled
"Summary -- Comparative Per Share Data" (page 10), "Summary -- The AES Corporation Summary Consolidated Financial Data" (page 11), "Summary -- AES China Generating Co. Ltd. Summary Financial Data" (page 12), "The AES Corporation Selected Consolidated Financial Data" (page 71) and "AES Chigen Selected Financial Data" (page 74) have been updated to include information contained in the audited financial statements for the fiscal year ended November 30, 1996 for AES Chigen and in the audited consolidated financial statements for the fiscal year ended December 31, 1996 for AES which are incorporated herein by reference. The updated information is as follows:

COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data and combined pro forma per share data for the AES Common Stock and the AES Chigen Class A Common Stock on an unaudited pro forma basis after giving effect to the Amalgamation as a purchase, assuming that the Exchange Ratio is 0.2900 (the ratio calculated as if the Average Closing Price was not less than $45.00 per share) and that approximately 2.4 million shares of AES Common Stock are issued in the Amalgamation. This data should be read in conjunction with the selected historical financial data and the separate historical financial statements of AES and AES Chigen and notes thereto, included elsewhere or incorporated by reference in the Proxy Statement/Prospectus, as amended and supplemented hereby.

                                                  FISCAL YEAR 1995(1)             FISCAL YEAR 1996(2)
                                              ---------------------------     ---------------------------
                                              HISTORICAL     PRO FORMA(3)     HISTORICAL     PRO FORMA(3)
                                              ----------     ------------     ----------     ------------
NET INCOME PER SHARE:
  AES (per share of AES Common Stock).......    $ 1.41          $ 1.38          $ 1.62          $ 1.60
  AES Chigen (per share of AES Chigen Common
     Stock/share equivalent)................      0.12            0.40            0.26            0.46

CASH DIVIDENDS PER SHARE:
  AES (per share of AES Common Stock).......        --              --              --              --
  AES Chigen (per share of AES Chigen Common
     Stock/share equivalent)................        --              --              --              --

BOOK VALUE PER SHARE:
  AES (per share of AES Common Stock).......      7.34            9.16            9.32           10.91
  AES Chigen (per share of AES Chigen Common
     Stock/share equivalent)................     11.87            2.66           12.18            3.16

---------------
(1) The 1995 fiscal year ended on December 31, 1995 for AES and on November 30, 1995 for AES Chigen.

(2) The 1996 fiscal year ended on December 31, 1996 for AES and on November 30, 1996 for AES Chigen.

(3) The pro forma net income per share information assumes 100% ownership of AES Chigen and an additional 2.4 million shares of AES Common Stock outstanding for both periods. The pro forma book value per share information assumes the issuance of 2.4 million shares of AES Common Stock at $62 7/8 per share (the closing price of AES Common Stock on March 10, 1997), or approximately $150 million in stockholders' equity. The AES Chigen pro forma per share equivalent data was computed by multiplying the AES pro forma per share information by the Exchange Ratio of 0.2900. See the section entitled "The Amalgamation -- Terms of the Amalgamation" on page 29 of the Proxy Statement/Prospectus.

THE AES CORPORATION SUMMARY CONSOLIDATED FINANCIAL DATA(1)

                                                             YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1992       1993       1994       1995       1996
                                                ------     ------     ------     ------     ------
                                                  (IN MILLIONS, EXCEPT RATIO AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues......................................  $  401     $  519     $  533     $  679     $  835
Operating costs and expenses..................     246        323        297        426        557
Operating income..............................     155        196        236        253        278
Interest expense..............................      99        128        125        127        144
Income before income taxes and minority
  interest....................................      66         89        145        167        193
Net income....................................      56         71        100        107        125
Net income per share..........................    0.80       0.98       1.32       1.41       1.62
Weighted average shares outstanding...........      69         73         76         76         77

BALANCE SHEET DATA:
Total assets..................................  $1,552     $1,687     $1,915     $2,341     $3,622

Revolving bank loan (long-term)...............      --         --         --         --        125
Project finance debt (long-term)..............   1,146      1,075      1,019      1,098      1,558
Other notes payable (long-term)...............      50        125        125        125        325
Stockholders' equity..........................     177        309        401        549        721

---------------
(1) The information for the five years ended December 31, 1996 has been derived from AES's audited consolidated financial statements.

AES CHINA GENERATING CO. LTD. SUMMARY FINANCIAL DATA(1)

                                               PERIOD FROM
                                            DECEMBER 7, 1993
                                             (INCEPTION) TO       FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                            NOVEMBER 30, 1994     NOVEMBER 30, 1995     NOVEMBER 30, 1996
                                            -----------------     -----------------     -----------------
                                                   (IN MILLIONS, EXCEPT RATIO AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................       $    --               $   1.4               $   9.2
Operating costs and expenses..............           7.0                   9.9                   8.9
Operating income (loss)...................          (7.0)                 (8.5)                  0.3
Interest income, net......................           6.6                  10.5                   5.2
Income (loss) before income taxes and
  minority interest.......................          (0.4)                  2.2                   4.8
Net income (loss).........................          (0.4)                  2.1                   4.1
Net income (loss) per share...............         (0.03)                 0.12                  0.26
Weighted average shares outstanding.......            15                    17                    16

BALANCE SHEET DATA:
Total assets..............................       $ 210.9               $ 229.9               $ 280.7
Loans from minority partners..............            --                   7.0                  36.3
Other notes payable.......................            --                   1.0                   2.9
Shareholders' equity......................         201.6                 187.6                 190.4

---------------
(1) The information for the period from December 7, 1993 (inception) to November 30, 1994 and the fiscal years ended November 30, 1995 and 1996 has been derived from AES Chigen's audited consolidated financial statements.

                              THE AES CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data, which should be read in conjunction with AES's consolidated financial statements and related notes and which are incorporated by reference herein. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of AES.

                                                             YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1992       1993       1994       1995       1996
                                                ------     ------     ------     ------     ------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues......................................  $  401     $  519     $  533     $  679     $  835
Net income....................................      56         71        100        107        125
Net income per share..........................    0.80       0.98       1.32       1.41       1.62
Cash dividends per share......................    0.39       0.58         --         --         --

BALANCE SHEET DATA:
Total assets..................................  $1,552     $1,687     $1,915     $2,341     $3,622
Project financing debt (long-term)............   1,146      1,075      1,019      1,098      1,558
Revolving bank loan (long-term)...............      --         --         --         --        125
Other notes payable (long-term)...............      50        125        125        125        325

                                   AES CHIGEN
                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the period from December 7, 1993 (inception) to November 30, 1994 and the fiscal years ended November 30, 1995 and 1996 for AES Chigen were derived from the audited consolidated financial statements contained in AES Chigen's Annual Reports on Form 10-K for the years ended November 30, 1995 and 1996. The data below should be read in conjunction with the audited consolidated financial statements of AES Chigen, and the related notes thereto, incorporated by reference herein.

                                               PERIOD FROM
                                            DECEMBER 7, 1993
                                             (INCEPTION) TO       FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                            NOVEMBER 30, 1994     NOVEMBER 30, 1995     NOVEMBER 30, 1996
                                            -----------------     -----------------     -----------------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................       $    --               $   1.4               $   9.2
Net income/(loss).........................          (0.4)                  2.1                   4.1
Net income/(loss) per share...............         (0.03)                 0.12                  0.26

BALANCE SHEET DATA:
Total assets..............................       $ 210.9               $ 229.9               $ 280.7
Loans from minority partners..............            --                   7.0                  36.3

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     AES's Current Report on Form 8-K dated March 12, 1997, as filed with the Securities and Exchange Commission (the "Commission"), which contains the audited financial statements of AES for the year ended December 31, 1996, is incorporated by reference in the Proxy Statement/Prospectus, as amended and supplemented hereby.

     AES Chigen's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 filed with the Commission on February 28, 1997, as amended by Amendment No. 1 on Form 10-K/A to AES Chigen's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 and filed with the Commission on March 24, 1997, is incorporated by reference in the Proxy Statement/Prospectus, as amended and supplemented hereby.

     COPIES OF AES'S CURRENT REPORT ON FORM 8-K DATED MARCH 12, 1997, AS FILED WITH THE COMMISSION, ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THE PROXY STATEMENT/PROSPECTUS, AS AMENDED AND SUPPLEMENTED HEREBY, IS DELIVERED, ON WRITTEN OR ORAL REQUEST TO THE AES CORPORATION, 1001 NORTH 19TH STREET, ARLINGTON, VIRGINIA 22209 (703) 522-1315,
ATTENTION: SECRETARY. COPIES OF THE AES CHIGEN ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1996 AND AMENDMENT NO. 1 ON FORM 10-K/A TO AES CHIGEN'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1996 (OTHER THAN EXHIBITS THERETO UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THE PROXY STATEMENT/PROSPECTUS, AS AMENDED AND SUPPLEMENTED HEREBY, IS DELIVERED, ON WRITTEN OR ORAL REQUEST, TO AES CHINA GENERATING CO. LTD., 9/F., ALLIED CAPITAL RESOURCES BUILDING, 32-38 ICE HOUSE STREET, CENTRAL, HONG KONG, (852) 2842-5111, ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN FIVE DAYS PRIOR TO THE DATE OF THE CLASS A MEETING AND THE SPECIAL MEETING.

                               OTHER INFORMATION

     A new proxy card has been enclosed in the event that you have already returned a proxy, but now wish to change your vote. By completing, signing and dating this new proxy form and returning it in the enclosed envelope, your prior proxy will be automatically revoked and your vote on the new proxy form will be counted. THERE IS NO NEED TO RETURN AN ADDITIONAL PROXY CARD IF YOU HAVE ALREADY SENT IN YOUR PROXY AND DO NOT WISH TO CHANGE YOUR VOTE. If you are able to attend the Class A Meeting and/or the Special Meeting, you may revoke your proxy and vote in person if you wish.

AES CHINA   PROXY   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

GENERATING CO. LTD.

Special Class Meeting of the Holders of Class A Common Stock to be held Thursday, April 10, 1997 at 9:30 a.m. and Special General Meeting of Shareholders, immediately following the Special Class Meeting, at 1001 North 19th Street, Arlington, Virginia 22209.

The undersigned hereby appoints Mr. Jeffery A. Safford, Mr. Paul T. Hanrahan and Mr. Edward C. Hall, III, or any of them as proxies, with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all the shares of Class A Common Stock of AES China Generating Co. Ltd. held of record by the undersigned at close of business on February 18, 1997 at the Special Class Meeting of the Holders of Class A Common Stock and the Special General Meeting of Shareholders, each to be held on April 10, 1997, and at any adjournments and postponements thereof.

PROPOSAL at the Special Class Meeting and the Special General Meeting:    To adopt and approve the Amended and Restated
                                                                          Amalgamation Agreement pursuant to which AES Acquisition
                                                                          Co. Ltd. will amalgamate with and into AES China
                                                                          Generating Co. Ltd.

The Board of Directors recommends a vote FOR the Proposal at the Special Class Meeting of the Holders of Class A Common Stock.
                 [ ] FOR        [ ] AGAINST        [ ] ABSTAIN

The Board of Directors recommends a vote FOR the Proposal at the Special General Meeting of Shareholders.
                 [ ] FOR        [ ] AGAINST        [ ] ABSTAIN

                           (Continued on other side)

                          (continued from other side)

   The submission of this proxy if properly executed revokes all other proxies.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL ABOVE AT EACH OF THE MEETINGS.

   Receipt of the Notice of Special Class Meeting of Holders of Class A Common Stock and Special General Meeting of Shareholders and accompanying Proxy Statement/Prospectus is hereby acknowledged.

                                                                           DATE:
                                           ------------------------------ , 1997

                                      ------------------------------------------
                                                 (Signature of Shareholder)
                                                 Please sign exactly as your
                                                 name appears at left.

         PLEASE BE CERTAIN YOU DATE THIS PROXY AT THE TIME YOU SIGN IT.